Exhibit 99.1

ObsEva SA to Hold Conference Call to Discuss IMPLANT 4 Trial Results and Third Quarter 2019 Financial and Business Update on November 7, 2019

Geneva, Switzerland and Boston, MA –November 6, 2019 - ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced that it will release results from the Phase 3 IMPLANT 4 clinical trial of nolasiban and third quarter 2019 financial results on Thursday, November 7, 2019. ObsEva management will host an investment community conference call at 8 a.m. Eastern Time, 2 p.m. Central European Time, Thursday November 7, 2019, to discuss these results.

Investors may participate by dialing (844) 419-1772 for U.S. callers or +1 (213) 660-0921 for international callers, and referring to conference ID 9273485. A webcast of the conference call can be accessed under the “Investors” section of ObsEva’s website www.obseva.com.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4017 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile